Eric C. Metallo

1633 Broadway, 29th Floor

New York, New York 10019

212.537.2777

May 19, 2023

FILED AS EDGAR CORRESPONDENCE

Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Certified Shareholder Report of Registered Management Investment Companies (Investment Company Act File No. 811-06318)

Dear Mr. Ellington:

On behalf of Morgan Stanley Pathway Funds (the “Trust” or “Pathway”), this letter responds to the comments and questions you provided via telephone on May 3, 2023, regarding the Trust’s Certified Shareholder Report of Registered Management Investment Companies (“Shareholder Report”) filed with the SEC on November 4, 2022. Consulting Group Advisory Services LLC (“CGAS” or the “Manager”), a business of Morgan Stanley, serves as the investment adviser for each of the series of the Trust (each a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses.

1.

Comment. In Item C.6.b of the Trust’s Form N-CEN filing on November 8, 2022, the Trust disclosed that the Core Fixed Income Fund and High Yield Fund had engaged in securities lending activities, but the Shareholder Report does not report any net income from securities lending for these Funds. Please explain why income from securities lending activities was not reported for the Core Fixed Income Fund and High Yield Fund.

Response. The Core Fixed Income Fund and High Yield Fund had securities lending income of $275 and $138, respectively. Given the de minimis amount of income from securities lending, the Trust reported this income as interest income. In the future, the Manager will consider reporting de minimis amounts of securities lending income as a separate line item.

2.

Comment. A number of Funds report holding exchange traded funds (“ETFs”) in their schedule of closed-end fund investments. Please note that ETFs are open-end funds and revise this reporting in future filings.

Response. The Manager will report ETF holdings in the schedule of open-end fund investments in future Shareholder Reports.

3.

Comment. In the schedule of investments, a number of Funds report holding securities of companies currently in default, but do not mark such securities a non-income producing securities. Moving forward, please mark securities of companies in default as non-income producing holdings.

Response. The Manager will identify securities of companies in default as non-income producing in future Shareholder Reports.

4.	Comment. In the schedule of investments of future Shareholder Report filings, please disclose the expiration date of any rights held by a Fund.

Response. The Manager will disclose expiration dates of any rights on the schedule of investments in future Shareholder Report filings. In general, the Funds hold very few rights.

5.

Comment. The International Fixed Income Fund reported that a significant portion of its net assets (38.3%, as of August 31, 2022) are invested in Japan; however, the Fund’s most recent registration statement filed on Form N-1A does not disclose that the Fund invests in Japan or the risks of such investments. Please explain why investing in Japan has not been disclosed in the Fund’s principal investment strategies and principal risks disclosures.

Response. In the Trust’s next annual update to its registration statement, the Manager will consider whether to expand the International Fixed Income Fund’s principal investment strategies and principal risks disclosures with respect to investing in Japan.

6.

Comment. Based on its schedule of investments, the Alternative Strategies Fund appears to be a fund of funds. If it is a fund of funds, please provide a description of the Fund’s structure in the “Notes to Financial Statements” section of the Shareholder Report. Please see ASC 946-235-50-5 for reference.

Response. In the Trust’s next Shareholder Report, the Manager will add a statement to the lead-in of the first note, “Organization and Significant Accounting Policies,” describing the Alternative Strategies Fund as a fund of funds.

7.

Comment. In note 1(a), “Investment Valuation,” of the “Notes to Financial Statements” section, please disclose the reasons for securities transferring into or out of Level 3 categorization. Please see ASC 820-10-50-2(c)(3) for reference.

Response. The Manager will include disclosure for such transfers in future Shareholder Report filings.

8.	Comment. Per Item 27(b)(6) of Form N-1A, please include a statement that additional information about the trustees and officers is included in the Statement of Additional Information.

Response. The Manager will include such a statement in future Shareholder Reports.

9.

Comment. The disclosure in Item 11(b) of the Shareholder Report states there were no changes in the Registrant’s internal control over financial reporting “that occurred during the Registrant’s second fiscal quarter of the period covered by this report,” please revise to state “that occurred during the period covered by this report.”

Response. The Manager will make the requested change in future Shareholder Reports.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 537-2821.

Very truly yours,

/s/ Eric Metallo

Eric Metallo

Morgan Stanley

Chief Legal Officer and Secretary of the Trust

cc:

Frank Smith

Morgan Stanley

Chief Financial Officer and Treasurer of the Trust

John J. O’Brien

Morgan, Lewis & Bockius LLP

Counsel to the Trust

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